UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

LIGHTPATH TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-27548	86-0708398
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

2603 Challenger Tech Court, Suite 100

Orlando, Florida 32826

(Address of principal executive office, including zip code)

Dorothy M. Cipolla

(407) 382-4003

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[ X ]   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

LightPath Technologies, Inc.

Form SD

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Introduction

This Specialized Disclosure Report on Form SD (this “Report”) of LightPath Technologies, Inc. (“LightPath,” the “Company,” “we,” “our,” or “us”) for the calendar year ended December 31, 2014 was prepared in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”). Rule 13p-1, along with Form SD (collectively, the “Conflict Rules”), require public companies to annually disclose information about their use of specific conflict minerals originating and financing armed groups in the Democratic Republic of the Congo (“DRC”) and adjoining countries (together with the DRC, “Covered Countries”) that are “necessary to the functionality or production of a product” manufactured by those companies or contracted by those companies to be manufactured. The term “conflict minerals” includes tantalum, tin, gold or tungsten.

In accordance with the Conflict Rules, a copy of this Report is available on our website at www.lightpath.com under the “About/Quality Assurance” tab.

Company Overview

We manufacture optical components and higher level assemblies including precision molded glass aspheric optics, isolator assemblies, proprietary high performance fiber-optic collimators, and other optical materials used to produce products that manipulate light.

Framework of Conflict Minerals Program

Team. We assembled an internal team (the “Team”) to oversee compliance with the Conflict Rules, including developing processes and procedures, as well as monitoring developments, initiatives and “best practices.” The Team consists of our Chief Financial Officer, Manufacturing Engineering Manager, Quality Assurance Manager, Coating Manager and Purchasing Managers. We believe input from various departments is beneficial for the purpose of overseeing our compliance with the Conflict Rules and implementing our processes and procedures related to the Conflict Rules.

Policy Statement. We adopted a policy statement concerning our principles on the use of conflict minerals from the Covered Countries and our aim to only use suppliers that source from conflict-free smelters and refiners. This policy statement can be found on our website at www.lightpath.com under the “About/Quality Assurance” tab.

Reasonable Country of Origin Inquiry

To be within the purview of the Conflict Rules, a reporting issuer must sell products that it manufactures or contracts to manufacture, such products must contain conflict minerals, and such conflict minerals must be necessary to the functionality or production of the products. We sell products we manufacture or contract to manufacture, thus meeting these parts of the test. To determine if any conflict minerals are incorporated into our products, including parts and components of such products, the Team conducted an inventory and analysis of all components of our products, which included reviewing bills of materials, product specifications and other relevant documentation. The Team concluded that certain of our products contain the conflict minerals gold, tantalum and tin. The Team also determined that the conflict mineral tungsten is used in the molds and sleeves as tooling necessary to manufacture molded lenses; however, no tungsten is present in the finished product. Accordingly, the Conflict Rules do not require us to take any further action with respect to the tungsten used in tooling.

Next, the Team analyzed whether any of the conflict minerals are “necessary to the functionality of a product” or “necessary to the production of a product.” To determine whether any of the conflict minerals are “necessary to the functionality of a product,” the Team considered whether a conflict mineral is intentionally added to a product or a component of a product and is not a naturally occurring by-product, whether a conflict mineral is necessary to a product’s generally expected function, use or purpose, and, if any of the conflict minerals are incorporated for purposes of ornamentation, decoration or embellishment, whether the primary purpose of such product is ornamentation, decoration or embellishment. To determine whether any of the conflict minerals are “necessary to the production of a product,” the Team considered whether a conflict mineral is intentionally included in the product’s production process (other than a conflict mineral included in a tool, machine or indirect equipment used to produce the product), whether a conflict mineral is necessary to produce the product and whether a conflict mineral is included as part of a component of the product originally manufactured by a third party. The Team determined the following with respect to each of the listed conflict minerals:

Gold. At a customer’s request, our precision molded aspheric lenses may be mounted onto gold plated holders and one of our collimator applications may be gold coated. The Team concluded that with respect to each of these products, gold is intentionally added and is necessary to the products’ generally expected function, use or purpose.

Tantalum. Tantalum oxide is an ingredient used in the anti-reflective coating that is applied to some of our lenses at the request of a customer. The Team concluded that, when used, tantalum oxide is intentionally added and is necessary to such products’ generally expected function, use or purpose.

Tin. At a customer’s request, one of our collimator applications may be tin coated. The Team concluded that tin, when used, is intentionally added and is necessary to such products’ generally expected function, use or purposes. During calendar year 2014, no customer requested a tin coated collimator application, and therefore, we did not purchase tin from any suppliers. Accordingly, with respect to tin, we did not take any further action.

After concluding that conflict minerals are necessary to the functionality of certain of our products, the Team conducted a reasonable country of origin inquiry based on the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas to determine if any of the gold or tantalum in our products originated in the Covered Countries. We do not purchase conflict minerals directly from mines, smelters or refiners, and therefore, there are many third parties in the supply chain between us and the original sources of the conflict minerals contained in our products. Accordingly, our reasonable country of origin inquiry focused on our first-tier suppliers, and we are relying on these direct suppliers (and they in turn are relying upon their suppliers) for information regarding the origin of the gold, tantalum or tin in our products. The Team identified our first-tier suppliers: one gold supplier and three tantalum suppliers. The Team sent inquiries to each of these suppliers regarding the source of the conflict minerals either used in components or parts supplied to us or sold to us as raw materials, and requested each such supplier to complete and return the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) Conflict Minerals Reporting Template or otherwise provide a representation letter regarding the source of the conflict minerals. The results of the Team’s inquiries with respect to each of the listed conflict minerals are as follows:

Gold. Our sole gold supplier completed an EICC/GeSI Conflict Minerals Reporting Template indicating that its gold either comes from a recycler or scrap supplier or all of its smelters (or its suppliers’ smelters) are conflict-free and are located in the United States.

Tantalum. All three of our suppliers completed an EICC/GeSI Conflict Minerals Reporting Template indicating its or its suppliers’ smelters have been designated as conflict-free.

Conclusion Based on Reasonable Country of Origin Inquiry

We have concluded in good faith that during calendar year 2014, (i) we manufactured and contracted to manufacture products as to which conflict minerals are necessary to the functionality or production of our products and (ii) based on our reasonable country of origin inquiry, we have no reason to believe that any of the conflict minerals necessary to the functionality or production of our products may have originated in the Covered Countries.

Item 1.02 Exhibit

Not required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Report to be signed on its behalf by the duly authorized undersigned.

LIGHTPATH TECHNOLOGIES, INC.

Dated: May 29, 2015	By:	/s/ Dorothy M. Cipolla
Dorothy M. Cipolla, CFO